MANSON
CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE


06014729

June 21, 2006


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2006
WASH. D.C. 152 SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated June 21 , 2006</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

B O'Neill

BARBARA O'NEILL

dlw 6/29

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JUNE 21, 2006

News Release: 06-11

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

GEOPHYSICAL AND GEOCHEMICAL SURVEYS UNDERWAY ON MANSON CREEK RESOURCES LTD. CUPRUM PROPERTY

Manson Creek Resources Ltd. (Manson) is pleased to announce the commencement of geophysical and geochemical surveys on the Cuprum copper – zinc project.

Work completed to date on the Cuprum copper – zinc skarn project has identified a mineralized skarn over a strike length of 760 meters in discontinuous outcrop. Skarn samples assayed to date have returned values up to 7.5% copper, 2.2% zinc, and 123 grams/tonne silver. The total field magnetic survey and the soil sampling geochemical survey will examine overburden covered areas adjacent to the mineralized skarn. Approximately 10 line kilometers of magnetic surveying will be completed and over 400 soil samples collected. This data will be analyzed to help direct the next round of exploration work.

Manson is a dynamic and well financed junior mineral exploration company that is currently exploring six gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol. and President of the Company.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JUNE 21, 2006

News Release: 06-11

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

GEOPHYSICAL AND GEOCHEMICAL SURVEYS UNDERWAY ON MANSON CREEK RESOURCES LTD. CUPRUM PROPERTY

Manson Creek Resources Ltd. (Manson) is pleased to announce the commencement of geophysical and geochemical surveys on the Cuprum copper – zinc project.

Work completed to date on the Cuprum copper – zinc skarn project has identified a mineralized skarn over a strike length of 760 meters in discontinuous outcrop. Skarn samples assayed to date have returned values up to 7.5% copper, 2.2% zinc, and 123 grams/tonne silver. The total field magnetic survey and the soil sampling geochemical survey will examine overburden covered areas adjacent to the mineralized skarn. Approximately 10 line kilometers of magnetic surveying will be completed and over 400 soil samples collected. This data will be analyzed to help direct the next round of exploration work.

Manson is a dynamic and well financed junior mineral exploration company that is currently exploring six gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol. and President of the Company.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **JUNE 21, 2006**

News Release: 06-11 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

GEOPHYSICAL AND GEOCHEMICAL SURVEYS UNDERWAY ON MANSON CREEK RESOURCES LTD. CUPRUM PROPERTY

Manson Creek Resources Ltd. (Manson) is pleased to announce the commencement of geophysical and geochemical surveys on the Cuprum copper – zinc project.

Work completed to date on the Cuprum copper – zinc skarn project has identified a mineralized skarn over a strike length of 760 meters in discontinuous outcrop. Skarn samples assayed to date have returned values up to 7.5% copper, 2.2% zinc, and 123 grams/tonne silver. The total field magnetic survey and the soil sampling geochemical survey will examine overburden covered areas adjacent to the mineralized skarn. Approximately 10 line kilometers of magnetic surveying will be completed and over 400 soil samples collected. This data will be analyzed to help direct the next round of exploration work.

Manson is a dynamic and well financed junior mineral exploration company that is currently exploring six gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol. and President of the Company.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director